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                               UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                               ------------

                               SCHEDULE 13D
                 Under the Securities Exchange Act of 1934
                          BERG ELECTRONICS CORP.
                             (Name of Issuer)
                       Common Stock, $0.01 Par Value
                      (Title of Class of Securities)

                               ------------

                                08372 L 10
                              (Cusip Number)
                           BERG ACQUISITION CO.
                  FRAMATOME CONNECTORS INTERNATIONAL S.A.
                              FRAMATOME S.A.
                   FRAMATOME CONNECTORS USA HOLDING INC.
                    (Name of Persons Filing Statement)
                               Alan H. Peltz
                           Berg Acquisition Co.
                 c/o Framatome Connectors USA Holding Inc.
                         55 Walls Drive, Suite 304
                              P.O. Box 320599
                         Fairfield, CT 06432-0599
                         Telephone: (203) 319-3940
                  (Name, Address and Telephone Number of
                   Person Authorized to Receive Notices
                            and Communications)

                              with a copy to:
                           John J. McCarthy, Jr.
                           Davis Polk & Wardwell
                           450 Lexington Avenue
                         New York, New York 10017
                         Telephone: (212) 450-4000

                              August 27, 1998
          (Date of Event Which Requires Filing of this Statement)

                               ------------

               If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), (f) or (g), check the following box: [ ]

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                               SCHEDULE 13D

CUSIP No. 08372 L 10                                   Page ____ of ____ Pages

  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Berg Acquisition Co.

  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a)   [ ]
                                                                     (b)   [X]

  3  SEC USE ONLY

  4  SOURCE OF FUNDS*

     Not applicable.  See Item 3.

  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                 [ ]

  6  CITIZENSHIP OR PLACE OF ORGANIZATION

     DE

                                         7   SOLE VOTING POWER

                                             0

                                         8   SHARED VOTING POWER
        NUMBER OF SHARES
   BENEFICIALLY OWNED BY EACH                9,151,307
      REPORTING PERSON WITH
                                         9   SOLE DISPOSITIVE POWER

                                             0

                                        10   SHARED DISPOSITIVE POWER

                                             9,151,307

 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     9,151,307

 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN        [ ]
     SHARES*

 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     22.2%

 14  TYPE OF REPORTING PERSON*

     CO
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

SEC 1746 (9-88) 2 of 7


                               SCHEDULE 13D

CUSIP No. 08372 L 10                                   Page ____ of ____ Pages

  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Framatome Connectors International S.A.

  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a)  [ ]
                                                                      (b)  [X]

  3  SEC USE ONLY

  4  SOURCE OF FUNDS*

     Not applicable.  See Item 3.

  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                 [ ]

  6  CITIZENSHIP OR PLACE OF ORGANIZATION

     Republic of France                  7   SOLE VOTING POWER

                                             0

                                         8   SHARED VOTING POWER

                                             9,151,307
          NUMBER OF SHARES
     BENEFICIALLY OWNED BY EACH          9   SOLE DISPOSITIVE POWER
        REPORTING PERSON WITH
                                             0

                                        10   SHARED DISPOSITIVE POWER

                                             9,151,307

 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     9,151,307

 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN        [ ]
     SHARES*

 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     22.2%

 14  TYPE OF REPORTING PERSON*

     OO
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

SEC 1746 (9-88) 2 of 7


                               SCHEDULE 13D

CUSIP No. 08372 L 10                                   Page ____ of ____ Pages

  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Framatome S.A.

  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a)  [ ]
                                                                      (b)  [X]

  3  SEC USE ONLY

  4  SOURCE OF FUNDS*

     Not applicable.  See Item 3.

  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                 [ ]

  6  CITIZENSHIP OR PLACE OF ORGANIZATION

     Republic of France                  7   SOLE VOTING POWER

                                             0

                                         8   SHARED VOTING POWER

                                             9,151,307
          NUMBER OF SHARES
     BENEFICIALLY OWNED BY EACH          9   SOLE DISPOSITIVE POWER
        REPORTING PERSON WITH
                                             0

                                        10   SHARED DISPOSITIVE POWER

                                             9,151,307

 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     9,151,307

 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN        [ ]
     SHARES*

 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     22.2%

 14  TYPE OF REPORTING PERSON*

     OO
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

SEC 1746 (9-88) 2 of 7


                               SCHEDULE 13D

CUSIP No. 08372 L 10                                   Page ____ of ____ Pages

  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Framatome Connectors USA Holding Inc.

  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a)  [ ]
                                                                      (b)  [X]

  3  SEC USE ONLY

  4  SOURCE OF FUNDS*

     Not applicable.  See Item 3.

  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                 [ ]

  6  CITIZENSHIP OR PLACE OF ORGANIZATION

     NY                                  7   SOLE VOTING POWER

                                             0

                                         8   SHARED VOTING POWER

                                             9,151,307
          NUMBER OF SHARES
     BENEFICIALLY OWNED BY EACH          9   SOLE DISPOSITIVE POWER
        REPORTING PERSON WITH
                                             0

                                        10   SHARED DISPOSITIVE POWER

                                             9,151,307

 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     9,151,307

 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN        [ ]
     SHARES*

 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     22.2%

 14  TYPE OF REPORTING PERSON*

     HC, CC

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

SEC 1746 (9-88) 2 of 7

               Item 1.  Security and Issuer.

               The class of equity securities to which this statement relates is the common stock, $0.01 par value per share (the "Common Stock"), of Berg Electronics Corp., a Delaware corporation (the "Issuer") and assumes the conversion of the outstanding Class A Common Stock, $0.01 par value per share (the "Class A Stock"), of the Company into Common Stock at a ratio of approximately 0.942 shares of Common Stock per share of Class A Stock. The principal executive offices of the Issuer are located at 101 South Hanley Road, St. Louis, Missouri 63105.

               Item 2.  Identity and Background.

               The name of the persons filing this statement are Berg Acquisition Co., a Delaware corporation ("Purchaser"), Framatome Connectors International S.A., a company organized under the laws of the Republic of France ("Parent"), Framatome S.A., a company organized under the laws of the Republic of France ("Framatome"), and Framatome Connectors USA Holding Inc., a New York corporation ("FC USA").

               Purchaser is a wholly-owned subsidiary of FC USA, which, in its turn, is a wholly-owned subsidiary of Parent. Parent is a wholly-owned
subsidiary of Framatome.   Framatome is owned approximately 44% by Alcatel,
36% by CEA Industrie, 11% by Electricite de France, 4% by CDR Participations and 5% by employees of Framatome. Each of CEA Industrie, Electricite de France and CDR Participations are French national companies.

               The address of the principal business and the principal office of Purchaser is 55 Walls Drive, Suite 304, Fairfield, Connecticut 06432-0599. The address of the principal business and the principal office of Parent is Tour Framatome, 1, Place de la Coupole, 92084 Paris La Defense, France. The address of the principal business and the principal office of Framatome is Tour Framatome, 1, Place de la Coupole, 92084 Paris La Defense, France. The address of the principal business and the principal office of FC USA is 55 Walls Drive, Suite 304, Fairfield, Connecticut 06432-0599.

               The name, business address, present principal occupation or employment, and citizenship of each director and executive officer of Purchaser, Parent, Framatome and FC USA is set forth on Schedule A.

               Purchaser was incorporated on August 26, 1998 and to date has engaged in no activities other than those incident to its formation, the execution and delivery of the Merger Agreement and the Stockholders Agreement and the commencement of the Offer (each as defined below). Parent is principally engaged in the design, manufacturing and sales of electrical, optical and electronical connectors, interconnection systems and application tooling therefor. Framatome is principally engaged in design and manufacturing of nuclear reactors, fabrication and supply of nuclear fuel and supply of nuclear services, and, through its subsidiary, is also engaged in the connectors business. Further, it has built up a mechanical engineering business. FC USA is, through its subsidiaries, principally engaged in the design, manufacturing and sales of electrical, optical and electronical connectors, interconnection systems and application tooling therefor.

               During the last five years, neither Purchaser, Parent, Framatome, or FC USA (the "Reporting Persons") nor any other person controlling a Reporting Person nor, to the best of the knowledge of the Reporting Persons, any of the persons listed on Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               Item 3.  Source and Amount of Funds or Other Consideration.

               Beneficial ownership of shares of Common Stock and Class A Stock was acquired through execution of a Stockholders Agreement dated as of August 27, 1998 (the "Stockholders Agreement") among Purchaser and certain stockholders of the Issuer (the "Stockholders"). None of the Reporting Persons has expended any funds in connection with the execution of the Stockholders Agreement. See Item 6.

               Item 4.  Purpose of Transaction.

               See Item 6.

               Item 5.  Interest in Securities of the Issuer.

              (a) For the purpose of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), each of the Reporting Persons has shared voting power and shared dispositive power with respect to (and therefore beneficially owns) 8,246,590 shares of Common Stock and 960,568 shares of Class A Stock (which shares of Class A Stock are convertible as of the date of this filing into 904,717 shares of Common Stock), representing approximately 22.2% of the shares of Common Stock outstanding as of August 24, 1998 (assuming the conversion of all outstanding shares of Class A Stock into Common Stock).

               Except as set forth in this Item 5(a), none of the Reporting Persons, nor any other person controlling a Reporting Person, nor, to the best of the knowledge of the Reporting Persons, any persons named in Schedule A hereto owns beneficially any shares of Common Stock or Class A Stock.

              (b) The Reporting Persons do not have sole power to vote or to dispose of any shares of Common Stock or Class A Stock. The Reporting Persons have shared power to vote or to direct the vote of the 8,246,590 shares of Common Stock and the 960,568 shares of Class A Stock presently held by the Stockholders. The Reporting Persons have shared power to dispose or to direct the disposition of the 8,246,590 shares of Common Stock and the 960,568 shares of Class A Stock presently held by the Stockholders.

               The Stockholders party to the Stockholders Agreement are as follows:

               (i) Thomas O. Hicks;

               (ii) the Catherine Forgrave Hicks 1993 Irrevocable Trust, the John H. Hicks 1984 Trust, the Mack H. Hicks 1984 Trust, the Robert B. Hicks 1984 Trust, the Thomas O. Hicks, Jr. 1984 Trust and the William C. Hicks 1992 Trust, each a Texas trust with Thomas O. Hicks as trustee and a business organization engaged in principal investing activities;

               (iii) Hicks Muse Fund I Incorporated, a Delaware corporation and a business organization engaged in principal investing activities;

               (iv) TOH Investors, L.P., a Texas limited partnership and a business organization engaged in principal investing activities;

               (v) John R. Muse;

               (vi) the Muse Children's GS Trust, a Texas trust with Thomas O. Hicks and H. Rand Reynolds as trustees and a business organization engaged in principal investing activities;

               (vii) JRM Interim Investors, L.P., a Texas limited partnership and a business organization engaged in principal investing activities;

               (viii) Charles W. Tate;

               (ix) the Charles W. Tate 1992 Trust, a New York trust with Charles W. Tate and Bruce Schnitzer as trustees and a business organization engaged in principal investing activities;

               (x) CWT Investors, L.P., a Texas limited partnership and a business organization engaged in principal investing activities;

               (xi) Jack D. Furst;

               (xii) JF Investors, L.P., a Texas limited partnership and a business organization engaged in principal investing activities; and

               (xiii) James N. Mills.

               Thomas O. Hicks is the controlling shareholder and Chairman of the Board, Chief Executive Officer and Secretary of Hicks, Muse, Tate & Furst Incorporated ("Hicks Muse"), a private investment firm primarily engaged in leveraged acquisitions, recapitalizations and other principal investing activities. Mr. Hicks is a United States citizen.

               John R. Muse is a shareholder and Chief Operating Officer of Hicks Muse. Mr. Muse is a United States citizen.

               Charles W. Tate is a shareholder and President of Hicks Muse. Mr. Tate is a United States citizen.

               Jack D. Furst is a shareholder and Managing Director, Principal and Executive Vice President of Hicks Muse. Mr. Furst is a United States citizen.

               James N. Mills is Chairman, President and Chief Executive Officer of Mills & Partners, a private management firm primarily engaged in the management of a portfolio of companies in a variety of industries. Mr. Mills is a United States citizen.

               The address of the principal business and office of each of the Stockholders listed in (i) through (xii) above and of Hicks Muse is 200 Crescent Court, Suite 1600, Dallas, TX 75201. The address of the principal business and office of Mr. Mills and of Mills & Partners is 101 South Hanley Road, St. Louis, Missouri 63105.

               During the last five years, to the best knowledge of the Reporting Persons after reasonable inquiry, none of the Stockholders has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in its being subjected to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

              (c) No transactions in the Common Stock or the Class A Stock have been effected since July 6, 1998 by any Reporting Person, any other person controlling any Reporting Person or, to the best of the knowledge of the Reporting Persons, any of the persons named in Schedule A.

              (d) Inapplicable.

              (e) Inapplicable.

               Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

               On August 27, 1998, Purchaser, Parent and the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement") providing for, subject to the terms and conditions set forth in the Merger Agreement, Purchaser to make an offer to purchase all of the outstanding shares of Common Stock and Class A Stock of the Issuer (the "Offer") and, as soon as practicable after the consummation of the Offer, for Purchaser to merge with and into the Issuer (the "Merger") with the Issuer to be the surviving corporation in the Merger. Pursuant to the Merger, each outstanding share of Common Stock (other than Common Stock held by Parent or any wholly-owned subsidiary of Parent and Common Stock held by stockholders properly exercising appraisal rights under Delaware law) will be converted into the right to receive $35.00 in cash, and each outstanding share of Class A Stock (other than Class A Stock held by Parent or any wholly-owned subsidiary of Parent and Class A Stock held by stockholders properly exercising appraisal rights under Delaware law) will be converted into the right to receive $32.965 in cash, in each case without interest.

               As an inducement and a condition to Purchaser and Parent entering into the Merger Agreement, the Stockholders (owners of 8,246,590 shares of Common Stock and 960,568 shares of Class A Stock) and Purchaser entered into the Stockholders Agreement with regard to all shares of Common Stock and Class A Stock held by such Stockholders (the "Shares"). Pursuant to the Stockholders Agreement, each Stockholder agreed, among other things, to vote all Shares which such Stockholder is entitled to vote at the time of any vote in favor of the approval and adoption of the Merger Agreement, the Merger and all agreements related to the Merger and any actions related thereto at any meeting of the stockholders of the Issuer, and at any adjournment thereof, at which such Merger Agreement and other related agreements (or any amended version thereof), or such other actions, are submitted for the consideration and vote of the stockholders of the Issuer. Each Stockholder also agreed that it will not vote any Shares in favor of the approval of any (i) Acquisition Proposal (as defined in the Merger Agreement), (ii) reorganization, recapitalization, liquidation or winding up of the Issuer or any other extraordinary transaction involving the Issuer, (iii) corporate action the consummation of which would frustrate the purposes, or prevent or delay the consummation, of the transactions contemplated by the Merger Agreement or (iv) other matter relating to, or in connection with, any of the foregoing matters. Each Stockholder granted an irrevocable proxy appointing Purchaser as such Stockholder's attorney-in-fact and proxy, with full power of substitution, for and in such Stockholder's name, to vote, express consent or dissent, or otherwise to utilize such voting power in the manner contemplated by the voting commitments described above as Purchaser or its proxy or substitute shall, in Purchaser's sole discretion, deem proper with respect to the Shares.

               Pursuant to the Stockholders Agreement, each Stockholder also agreed to tender, upon the request of Purchaser (and agreed that it will not withdraw), pursuant to and in accordance with the terms of the Offer, the Shares. Within five business days after the commencement of the Offer, each Stockholder agreed to deliver to the depositary designated in the Offer (i) a letter of transmittal with respect to the Shares complying with the terms of the Offer, (ii) certificates representing the Shares and (iii) all other documents or instruments required to be delivered pursuant to the terms of the Offer. Each Stockholder agreed that it and its subsidiaries will not, and will use their reasonable best efforts to cause their officers, directors, employees or other agents not to, directly or indirectly, (i) take any action to solicit or initiate any Acquisition Proposal or (ii) engage in negotiations with, or disclose any nonpublic information relating to the Issuer or any of its subsidiaries or afford access to the properties, books or records of the Issuer or any of its subsidiaries to, any person that may be considering making, or has made, an Acquisition Proposal or has agreed to endorse an Acquisition Proposal. Each Stockholder agreed to promptly notify Purchaser after receipt of an Acquisition Proposal or any indication that any person is considering making an Acquisition Proposal or any request for nonpublic information relating to the Issuer or any of its subsidiaries or for access to the properties, books or records of the Issuer or any of its subsidiaries by any person that may be considering making, or has made, an Acquisition Proposal and agreed to keep Purchaser fully informed of the status and details of any such Acquisition Proposal, indication or request.

               Except pursuant to the terms of the Stockholders Agreement, each Stockholder agreed that it would not, without the prior written consent of Purchaser, directly or indirectly, (i) grant any proxies or enter into any voting trust or other agreement or arrangement with respect to the voting of any Shares or (ii) acquire, sell, assign, transfer, encumber or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the direct or indirect acquisition or sale, assignment, transfer, encumbrance or other disposition of, any Shares during the term of the Stockholders Agreement. Each Stockholder agreed not to seek or solicit any such acquisition or sale, assignment, transfer, encumbrance or other disposition or any such contract, option or other arrangement or understanding and agreed to notify Purchaser promptly, and to provide all details requested by Purchaser, if approached or solicited, directly or indirectly, by any person with respect to any of the foregoing. Each Stockholder also agreed not to exercise any rights (including, without limitation, under Section 262 of the General Corporation Law of the State of Delaware) to demand appraisal of any Shares which may arise with respect to the Merger.

               The Stockholders Agreement terminates on the later to occur of the termination of the Merger Agreement in accordance with its terms or April 1, 1999.

               The summary contained in this Schedule 13D of certain provisions of the Stockholders Agreement and the Merger Agreement is qualified in its entirety by reference to the Stockholders Agreement and the Merger Agreement attached as Exhibits 1 and 2 hereto, respectively, and incorporated herein by reference.

               Except for the Stockholders Agreement and the Merger Agreement, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and the Stockholders or any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

               Except as described below, based on their current knowledge of the Issuer, the Reporting Persons have no present plans or proposals which relate to or would result in any extraordinary corporate transaction, such as a merger, reorganization, liquidation, or sale or transfer of a material amount of assets involving the Issuer or any of its subsidiaries, or any material changes in the Issuer's capitalization, dividend policy, corporate structure or business or the composition of its board of directors or business. However, the Reporting Persons are continuing their review of the Issuer and its assets, corporate structure, capitalization, operations, properties, policies, management and personnel. After the completion of such review, the Reporting Persons may propose or develop alternative plans or proposals, including mergers, transfers of a material amount of assets or other transactions or changes of the nature described above. The Reporting Persons reserve the right to effect any such plans and proposals.

               The Reporting Persons expect that following the Effective Time (as defined in the Merger Agreement) (or at any earlier time permitted by the Merger Agreement) it will cause its designees to constitute a majority of the members of the Board of Directors of the Issuer. In the event the Offer is consummated, the Reporting Persons may designate a number of members to the Issuer's Board of Directors (as contemplated by the Merger Agreement), equal to the product of (i) the total number of directors on the Board of Directors (giving effect to the election of any additional directors designated by the Reporting Persons) and (ii) the percentage that the number of shares then owned by the Reporting Persons bears to the total number of shares of Common Stock outstanding; provided that the Issuer shall be entitled to retain as members of the Board of Directors at least two directors who were directors of the Issuer on the date of the Merger Agreement.

               The Issuer has indicated to the Reporting Persons that it expects, upon consummation of the Merger, that the following members of senior management will resign from their positions with the Issuer: (i) James N. Mills (Chairman of the Board of Directors and Chief Executive Officer of the Issuer), (ii) Timothy L. Conlon (President and Chief Operating Officer of the Issuer), (iii) David M. Sindelar (Senior Vice President and Chief Financial Officer of the Issuer), (iv) Joseph S. Catanzaro (Chief Accounting Officer of the Issuer), (v) W. Thomas McGhee (Secretary and General Counsel of the Issuer), (vi) Larry S. Bacon (Senior Vice President of the Issuer), and (vii) David J. Webster (Senior Vice-President of the Issuer).

               Depending upon the number of shares of Common Stock purchased pursuant to the Offer, the shares of Common Stock may no longer meet the requirements of the New York Stock Exchange (the "NYSE") for continued listing and may, therefore, be delisted from such exchange. According to the NYSE's published guidelines, the NYSE would consider delisting the shares of Common Stock if, among other things, the number of publicly-held shares of Common Stock (excluding shares of Common Stock held by officers, directors, their immediate families and other concentrated holdings of 10% or more) were less than 600,000, there were less than 1,200 holders of at least 100 shares or the aggregate market value of the publicly-held shares of Common Stock were less than $5 million. According to the Company's Annual Report on Form 10-K for the year ended December 31, 1997, there were approximately 286 holders of record of shares of Common Stock as of December 31, 1997.

               The shares of Common Stock are currently registered under the Exchange Act. Such registration may be terminated upon application of the Issuer to the Securities and Exchange Commission if the shares of Common Stock are neither listed on a national securities exchange nor held by 300 or more holders of record. Purchaser intends to seek to cause the Issuer to terminate registration of the shares of Common Stock under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration of the shares of Common Stock are met.

               Item 7.  Material to Be Filed as Exhibits.

               Exhibit 1: Stockholders Agreement dated as of August 27, 1998 between Purchaser and the Stockholders.

               Exhibit 2: Agreement and Plan of Merger dated as of August 27, 1998 among Purchaser, Parent and the Issuer.

               Exhibit 3: Joint Filing Agreement dated as of September 8, 1998 among the Reporting Persons.


                                SIGNATURES

               After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 8, 1998


                                   BERG ACQUISITION CO.




                                   By: /s/ Philippe Anglaret
                                       -----------------------------------
                                       Name:  Philippe Anglaret
                                       Title: Chairman of the Board
                                              and President




                                   FRAMATOME CONNECTORS INTERNATIONAL S.A.




                                   By: /s/ Philippe Anglaret
                                       -----------------------------------
                                       Name:  Philippe Anglaret
                                       Title: Chairman and President




                                   FRAMATOME S.A.




                                   By: /s/ Dominique Vignon
                                       -----------------------------------
                                       Name:  Dominique Vignon
                                       Title: Chairman and Chief
                                              Executive Officer




                                   FRAMATOME CONNECTORS USA HOLDING INC.




                                   By: /s/ Philippe Anglaret
                                       -----------------------------------
                                       Name:  Philippe Anglaret
                                       Title: President and Chief
                                              Executive Officer



                                                                    SCHEDULE A

                       DIRECTORS AND EXECUTIVE OFFICERS

               1. Directors and Executive Officers of Berg Acquisition Co.
The name, business address and present principal occupation or employment of each director and executive officer of Purchaser and certain other information are set forth below. Unless otherwise indicated below, the address of each director and officer is 55 Walls Drive, Suite 304, Fairfield, CT 06432-0599. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to employment with Purchaser. All directors and officers listed below are citizens of France, except for Alan H. Peltz and B. Jill Steps who are citizens of the United States.

Name and Business Address               Present Principal Occupation or Employment
-------------------------               ------------------------------------------

Philippe Anglaret*                      Chairman and President; Chairman and President of Parent.
1, Place de la Coupole
Tour Framatome
92084 Paris La Defense
FRANCE

Michel Cuilhe*                          Chief Executive Officer; Chief Executive Officer of Parent.
1, Place de la Coupole
Tour Framatome
92084 Paris La Defense
FRANCE

Alan H. Peltz*                          Vice President, Chief Financial Officer and Treasurer; Chairman and
                                        Chief Executive Officer of Framatome Connectors USA Inc.

B. Jill Steps                           Vice President, Counsel and Secretary; Vice President and Corporate
                                        Counsel of Framatome Connectors USA Inc.

------------
    *Director


               2. Directors and Executive Officers of Framatome Connectors
International S.A.   The name, business address and present principal
occupation or employment of each director and executive officer of Parent and certain other information are set forth below. Unless otherwise indicated below, the address of each director and officer is 1, Place de la Coupole, Tour Framatome, 92084 Paris La Defense, France. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to employment with Parent. All directors and officers listed below are citizens of France, except for John R. Mayo who is a citizen of the United States.

Name and Business Address               Present Principal Occupation or Employment
-------------------------               ------------------------------------------

Philippe Anglaret*                      Chairman and President.

Michel Cuilhe                           Chief Executive Officer.

Bernard Brice                           Chief Operating Officer.

Philippe de Dreuille                    Chief Administration Officer.

Dominique Vignon*                       Chairman and Chief Executive Officer of Framatome S.A.

Gilbert Lehmann*                        Chief Financial Officer of Framatome S.A.

Pierre Charreton*                       Group General Counsel of Framatome S.A.

Jean-Daniel Levi*                       Senior Vice President, International of Framatome S.A.

Michel Safir                            Vice President and General Manager, Electronics.

John R. Mayo                            Vice President and General Manager, Electrical.

Andre Louin                             Vice President and General Manager, Automotive.

Max Hodeau                              Vice President and General Manager, Interconnections.
145, rue Yves le Coz
78035 Versailles Cedex
France

Marc Lamotte                            Vice President and General Manager, Microelectronics.
37 rue des Closeaux
78200 Nantes La Jolie
France

Eric d'Amarzit                          Treasurer.


------------
    *Member, Conseil d'Administration.


               3. Directors and Executive Officers of Framatome S.A. The name, business address and present principal occupation or employment of each director and executive officer of Framatome and certain other information are set forth below. Unless otherwise indicated below, the address of each director and officer is 1, Place de la Coupole, Tour Framatome, 92084 Paris La Defense, France. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to employment with Framatome. All directors and officers listed below are citizens of France.

Name and Business Address               Present Principal Occupation or Employment
-------------------------               ------------------------------------------

Dominique Vignon*                       Chairman and Chief Executive Officer.

Gilbert Lehmann                         Chief Financial Officer.

Pierre Charreton                        Group General Counsel.

Philippe Raulin                         Vice President and Corporate Chief Administrative Officer.

Jean-Daniel Levi                        Senior Vice President, International.

Francois Nogue                          Vice President, Human Resources and Communications.

Gilbert Vidal                           Director of Finance and Accounting.

Jean-Paul Barth*                        Director, Real Estate, Insurance and General Services at Alcatel
Alcatel                                 (telecom business).
54, rue La Boetie
75008 Paris
France

CDR Participations* (represented by     CDR Participations is a French "societe anonyme" acting as
Francois Lemasson)                      defeasance structure with respect to the assets of the Credit Lyonnais
27-29 rue le Peletier,                  bank.
75431 Paris Cedex
France

CEA Industrie                           CEA Industrie (Societe des Participations du Commissariat a l'Energie
(represented by Philippe Rouvillois)    Atomique) is a holding company grouping all the shares and stocks
33 rue de la Federation                 that CEA holds in various industrial companies in France and abroad.
75752 Paris Cedex 15
France

Laurent Citti*                          Advisor to the Chairman of Alcatel (telecom business).
Alcatel
33, rue Emerian
73015 Paris
France

Yannick d'Escatha*                      Administrateur General of CEA Industrie (nuclear business).
CEA Industrie
31-33 rue de la Federation
75015 Paris
France

Pierre Daures*                          Director General of E.D.F. (electricity business).
E.D.F.
32 rue de Nonceau
75008 Paris
France

Jean-Pierre Halbron*                    Senior Executive Vice President of Alcatel (telecom business).
Alcatel
51 rue la Boetie
75008 Paris
France

Jean Syrota*                            Chairman and Chief Executive of COGEMA (nuclear fuel cycle
COGEMA                                  business).
2 rue Paul Dautier-BP4
78141 Velizy Cedex
France

Jean-Claude Le Goas*                    Engineer, Nuclear.

Jean-Paul Lannegrace                    Executive Vice President, Nuclear Fuel.

Jean-Francois Terrien                   Executive Vice President, Mechanical Engineering and
                                        Manufacturing.

Herve Freslon                           Vice President, Nuclear Operations.

Daniele Hertzog                         Vice President, Nuclear Services.

Philippe Anglaret                       Member of the Connectors Management Committee; Chairman and
                                        President of Parent.
                                        Member of the Connectors Management Committee; Chief Executive

Michel Cuilhe                           Officer of Parent.

Bernard Brice                           Member of the Connectors Management Committee; Chief Operating
                                        Officer of Parent.
                                        Member of the Connectors Management Committee; Chief

Philippe de Dreuille                    Administration Officer of Parent.


------------
    * Member, Conseil d'Administration.



               4. Directors and Executive Officers of Framatome Connectors USA Holding Inc. The name, business address and present principal occupation or employment of each director and executive officer of FC USA and certain other information are set forth below. Unless otherwise indicated below, the business address of each director and officer is 55 Walls Drive, Suite 304, Fairfield, CT 06432-0599. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to employment with FC USA. All directors and officers listed below are citizens of France, except for Alan H. Peltz, B. Jill Steps and John R. Mayo who are citizens of the United States.

Name and Business Address               Present Principal Occupation or Employment
-------------------------               ------------------------------------------

Philippe Anglaret*                      Chairman and President of Parent.
1, Place de la Coupole
Tour Framatome
92084 Paris La Defense
France

Michel Cuilhe*                          Senior Vice President and Assistant Secretary; Chief Executive Officer
1, Place de la Coupole                  of Parent.
Tour Framatome
92084 Paris La Defense
France

Alan H. Peltz*                          Vice President, Chief Financial Officer and Treasurer; Chairman and
                                        Chief Executive Officer of Framatome Connectors USA Inc.

B. Jill Steps                           Vice President, Counsel and Secretary; Vice President and Corporate
                                        Counsel of Framatome Connectors USA Inc.

Bernard Brice*                          Chief Operating Officer of Parent.
1, Place de la Coupole
Tour Framatome
92084 Paris La Defense
France

John R. Mayo*                           Vice President and General Manager, Electrical of Parent.
47 East Industrial Park Dr.
Manchester, N.H.  03109

Gilbert Lehmann*                        Chief Financial Officer of Framatome S.A.
1, Place de la Coupole
Tour Framatome
92084 Paris La Defense
France

Francois Nogue*                         Vice President, Human Resources and Communications of
1, Place de la Coupole                  Framatome S.A.
Tour Framatome
92084 Paris La Defense
France

Michel Safir*                           Vice President and General Manager, Electronics of Parent.
1, Place de la Coupole
Tour Framatome
92084 Paris La Defense
France


------------
    *Director